                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       __________________________________

                                  SCHEDULE 13D
                               (AMENDMENT NO. 5)

                   Under the Securities Exchange Act of 1934

                         Baldwin Piano & Organ Company
                               __________________
                                (Name of issuer)


                                  Common Stock
                          ___________________________
                         (Title of class of securities)

                                    058246109
                                  -------------

                                 (CUSIP number)

                             Kenneth W. Pavia, Sr.
                         Bolero Investment Group, L.P.
                            1101 E. Balboa Boulevard
                         Newport Beach, CA  92661-1313
                                 (714) 675-3850
                 ______________________________________________
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    COPY TO:

                                 Scott R. Haber
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                               December 19, 1996
               __________________________________________________
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with the statement:  [  ]

                               Page 1 of 14 Pages
                          Exhibit Index is on Page 10

-----------------------                                  ---------------------
  CUSIP NO. 058246109                   13D                PAGE 2 OF 14 PAGES
-----------------------                                  ---------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bolero Investment Group, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            193,060 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             193,060 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      193,060 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                     [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      5.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 058246109                   13D                PAGE 3 OF 14 PAGES
-----------------------                                  ---------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kenneth W. Pavia, Sr.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            245,060 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             245,060 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      245,060 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                     [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      7.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 058246109                   13D                PAGE 4 OF 14 PAGES
-----------------------                                  ---------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FHI, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            52,000 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             52,000 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      52,000 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                     [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 13
      1.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

          This Amendment No. 5 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 18, 1996, as amended (as amended, the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Shares"), of Baldwin Piano & Organ Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          Since the date of Amendment No. 4 to the Schedule 13D, Bolero has acquired 23,500 Shares, of which (i) 10,000 Shares were contributed to Bolero by FHI and (ii) 13,500 Shares were purchased by Bolero for an aggregate purchase price (excluding commissions) of $160,771 provided from its working capital.


Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          On December 19, 1996, Mr. Pavia, on behalf of himself, sent a letter to the Company, which letter is filed as Exhibit 2 and is incorporated by reference herein, repeating and confirming his request that the proposal (the "Proposal") and the Supporting Statement set forth below be included in the Company's proxy solicitation materials for the Company's 1997 Annual Meeting of Shareholders.

          Resolved that the shareholders of the company deem it desirable and in their best interest that the Board of Directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance shareholder values, including a possible sale, merger or other business combination involving the company.

          SUPPORTING STATEMENT:

          Proponent believes that the company is facing a variety of challenges and opportunities that management has not addressed. The company's tradenames - Baldwin, Wurlitzer and Chickering - have worldwide name recognition, and the company is a premier producer of mid-priced pianos and organs. As the sole piano maker in America, Baldwin faces mostly foreign competition in an era where there is a movement in this country to "buy American." The finance company of Baldwin has been in existence for a century, and provides growth opportunities as an independent entity and as a sales tool for the company. The digital piano division continues to expand while the church organ unit has increased its market share, and the circuit board division has demonstrated its potential for growth since its inception.

          Despite all of these and other intrinsic strengths and opportunities, proponent believes that the company's stock has underperformed, and that the current, laggard stock price does not reflect the company's true value. Proponent also believes that there is an unacceptably low level of investment community interest in the stock, which has resulted in a lack of liquidity for the shareholders. Proponent believes that management has not addressed many of the fundamental issues that face the company, and has failed to take advantage of the opportunities, which is due in part to the lack of depth of management.

          The Board of Directors should take immediate action to engage the services of an investment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or other business combination of the company as a way of maximizing shareholder value. Proponent believes that this action would be in accordance with the fiduciary obligations of the Board of Directors.

          The Board of Directors must understand that the shareholders' interests would now be best served by prompt, diligent, and good faith implementation of the above resolution. Retaining an investment banking firm to assist the Board and management in fulfilling their duties to enhance shareholder value would require little, if any, cost outlay by the company. This would be a positive means to enable the company to realize its potential, and a productive way to yield the kind of returns which we as shareholders deserve.

          Shareholders are urged to vote "FOR" the proposal.

          The Reporting Persons reserve the right to solicit proxies for the Proposal or for other proposals which they may decide to present at the meeting.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          (a)-(b) As of the close of business on December 19, 1996, Bolero directly owned in the aggregate 193,060 Shares, which represent approximately 5.6% of the 3,425,396 Shares outstanding as of November 1, 1996, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "Outstanding Shares"). Bolero, acting through its sole general partner, Mr. Pavia, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

          As of the close of business on December 19, 1996, FHI directly owned in the aggregate 52,000 Shares, which represent approximately 1.5% of the Outstanding Shares. FHI has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly. As a limited partner of Bolero, FHI has no right to vote or dispose of any Shares held by Bolero, and therefore does not beneficially own any Shares held by Bolero.

          As of the close of business on December 19, 1996, Mr. Pavia did not hold any Shares directly. As the sole general partner of Bolero, Mr. Pavia may be deemed to beneficially own the Shares held by Bolero. As the sole executive officer and shareholder of FHI, Mr. Pavia may be deemed to beneficially own the Shares held by FHI.

          As of the close of business on December 19, 1996, Mrs. Pavia did not hold any Shares directly. Mrs. Pavia has no right to vote or dispose of any Shares held by Bolero or FHI, and therefore does not beneficially own any of such Shares.

          As of the close of business on December 19, 1996, Balboa did not hold any Shares directly. As a limited partner of Bolero, Balboa has no right to vote or dispose of any Shares held by Bolero, and therefore does not beneficially own any Shares.

          The Reporting Persons may be deemed to be acting as a group in relation to their respective investments in the Company.

          Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

          (c) On November 25, 1996, Bolero acquired 10,000 of the Shares it presently owns through a capital contribution by FHI, which Shares had an aggregate market value of $133,750 as of that date. In addition, since the date of Amendment No. 4 to the Schedule 13D, Bolero has purchased 13,500 Shares through open market purchases in the following transactions, all of which were effected in the over-the-counter market:

            Date            Number of Shares    Price per Share*
            ----            ----------------    ---------------
             11/25/96             1,500                $13.297
             12/06/96             1,000                $12.75
             12/11/96             4,000                $12.00
             12/12/96             2,000                $11.60
             12/16/96             2,000                $11.00
             12/16/96             3,000                $11.625

*  Excluding commissions

Item 7.    Material to be Filed as Exhibits.
           ---------------------------------

Exhibit 1  Joint Filing Agreement dated as of July 17, 1996, which was filed as
           Exhibit 1 to the Schedule 13D filed on July 18, 1996 by the Reporting Persons and is incorporated by reference herein.

Exhibit 2  Letter from Mr. Pavia to the Company dated December 19, 1996.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 19, 1996

                                    Bolero Investment Group, L.P.


                                    By:  /s/ Kenneth W. Pavia, Sr.
                                        -----------------------------------
                                    Name:  Kenneth W. Pavia, Sr.
                                    Its:   General Partner



                                     /s/ Kenneth W. Pavia, Sr.
                                    ---------------------------------------
                                    Kenneth W. Pavia, Sr.



                                    FHI, Inc.


                                    By:  /s/ Kenneth W. Pavia, Sr.
                                        ----------------------------------
                                    Name:  Kenneth W. Pavia, Sr.
                                    Its:   President

                                 EXHIBIT INDEX
                                 -------------

Exhibit 1  Joint Filing Agreement dated as of July 17, 1996, which was filed as
           Exhibit 1 to the Schedule 13D filed on July 18, 1996 by the Reporting
           Persons and is incorporated by reference herein.

Exhibit 2  Letter from Mr. Pavia to the Company dated December 19, 1996.